Exhibit 19

ELANCO ANIMAL HEALTH INCORPORATED
INSIDER TRADING AND REGULATION FD POLICY

Introduction
The purpose of this Insider Trading and Regulation FD Policy (this “Policy”) is to help Elanco Animal Health Incorporated and its subsidiaries (the “Company”) comply with U.S. federal and state securities laws, as well as similar laws in other countries where the Company does business, and to preserve the reputation and integrity of the Company.

1.0 What is Insider Trading?
Insider trading is illegal and prohibited. Insider trading occurs when a person who is aware of material, non-public information about a company buys or sells that company’s securities or provides material, non-public information to another person who may trade on the basis of that information.

2.0 What Securities are Subject to this Policy?
This Policy applies to purchases or sales of the Company’s securities (e.g., common stock, as well as options, puts, calls or other derivatives, whether or not issued by the Company) or any other type of securities that the Company may issue, such as preferred stock, debt, convertible debentures and warrants (collectively, “Company Securities”). This Policy also prohibits trading in the securities of another company if you become aware of material, non-public information about that company in the course of your position with the Company.

3.0 Who is Subject to this Policy?
Company Personnel
This Policy applies to all directors, officers and employees of the Company and its subsidiaries, as well as consultants of the Company whose work brings them into contact with the Company’s material, non-public information and are not otherwise covered by a duty to comply with the principles in this Policy (collectively, “Company Personnel”). The use of “you” throughout this Policy speaks directly to Company Personnel.
Family Members
This Policy also applies to (i) anyone who lives in your household (whether or not family members) and (ii) any family members or others who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as family members who consult with you before they trade in Company Securities (collectively referred to as “Family Members”). You are responsible for the transactions of Family Members and therefore should inform your Family Members of the need to confer with you before they trade in Company Securities.
Controlled Entities
This Policy also applies to any entities or accounts, including corporations, partnerships or trusts, that are under the influence or control of, Company Personnel or their Family Members (collectively, “Controlled Entities”). You are also responsible for the transactions of Controlled Entities.
Designated Persons
In addition, Designated Persons (as defined below) are subject to additional restrictions and requirements described below.
Transactions by the Company
From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy that any transactions by the Company will comply with applicable law, including laws with respect to insider trading.

4.0 Questions
Questions about this Policy or any proposed transaction should be directed to the General Counsel.

5.0 Individual Responsibility
You are responsible for complying with this Policy, including for determining whether you are aware of material, non-public information. Any action on the part of the Company, the General Counsel or Company Personnel pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violation.”

Insider Trading
6.0 Policy Prohibiting Trading
No Trading on Material, Non-Public Information. If you are aware of material, non-public information about the Company, you may not: (i) directly or indirectly, buy or sell Company Securities or (ii) gift Company Securities, except for a bona fide gift made to a person who is already subject to this Policy or where you have a reasonable basis for believing that the recipient will not sell the Company Securities during a restriction existing at the time of the gift that precludes you from trading pursuant to this Policy.
No Tipping. If you are aware of material, non-public information about the Company, you may not communicate or pass (“tip”) that information on to others outside the Company, including Family Members and friends, and you should not make recommendations or express opinions as to trading in Company Securities. The federal securities laws impose liability on any person who “tips” or communicates material, non-public information (the “tipper”) to another person or entity (the “tippee”), and the tippee who then trades on the basis of the information. Penalties may apply regardless of whether the tipper derives any benefits from the tippee’s trading activities.
Blackout Periods. From time to time, material developments known only to a limited number of Company Personnel occur and cause the Company to impose on an appropriate group of Company Personnel additional restrictions on trading (an “Event Blackout Period”). You will be notified if you a part of such a group and you should not disclose the existence of the Event Blackout Period to any other person.
In addition, Designated Persons (as defined below) are restricted from trading in Company Securities during a Quarterly Blackout Period (as defined below).
Limitations on Trading in Other Companies’ Securities. If you, in the course of working for the Company, learn of material, non-public information about another company, including a customer, supplier, competitor or acquisition target of the Company, you may not trade in, take advantage of, or share information about that company’s securities until the information becomes public or is no longer material.

7.0 What is Material, Non-Public Information
Identifying Material Information
As a general rule, you should consider information to be “material” if a reasonable investor would consider the information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and you should carefully consider how a transaction may be construed by enforcement authorities who will have the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that are more likely to be considered material, or may be presumptively material, include:

•A proposed acquisition, sale, joint venture, merger or tender offer;
•Large contracts, renewals and terminations;
•Projected future earnings or losses or other financial results;
•Changes to earnings guidance or projections, or reaffirming guidance or projections;
•A significant expansion or cutback of operations;
•Significant changes to vendor or supplier pricing;
•Extraordinary management or business developments;
•Changes in executive management;
•Major lawsuits or legal settlements;
•Significant cybersecurity incidents;
•Extraordinary customer quality claims;
•The commencement or results of regulatory proceedings;
•The gain or loss of a major customer or supplier;

•Company restructuring;
•Significant financing transactions, including debt or equity financing, outside the ordinary course;
•Events regarding Company Securities, such as changes in dividend policy, stock splits or repurchase programs;
•A change in pricing or cost structure;
•Major marketing changes;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Development or regulatory approval of a new product, process or service;
•Removal of product from the market;
•The imposition of a ban on trading in Company Securities or the securities of another company;
•Impending bankruptcy or the existence of severe liquidity problems

When is Information Considered “Public”?
Information that has not been widely disseminated to the investing public is considered to be “non-public” information. Information is considered “public” if it has been disclosed in filings with the U.S. Securities and Exchange Commission (“SEC”), broadly disseminated press releases, or conference calls or webinars that are broadly accessible to the public.
Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after one trading day has elapsed after the information is released (if public disclosure occurs during a trading day before the markets close, then such date of disclosure shall not be considered the first trading day with respect to such public disclosure). Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material, non-public information.
Confidentiality of Material, Non-Public Information
Company Personnel who have access to material, non-public information must take special precautions to keep it confidential, including by keeping all files and documents containing the material, non-public information in a secure manner and may only disclose material, non-public information to other employees and external parties who need to know it to perform their jobs and have an obligation to maintain its confidentiality. Any external disclosure of material, non-public information may only be made by authorized spokespersons and must be made at the time and in the manner required to meet legal requirements, which may impact the timing or format of planned internal or external communications. Teams working on confidential projects may be required to take additional confidentiality precautions or maintain a list of individuals to whom sensitive information has been disclosed.

Certain Additional Restrictions
8.0 Designated Persons
All Designated Persons are subject to the Quarterly Blackout Periods and Pre-Clearance restrictions described in Sections 9.0 and 10.0 below. Designated Persons may not give trading advice of any kind about the Company, whether or not such Designated Person is aware of material, non-public information. Designated individuals will be identified and contacted through a separate memorandum.
The following are “Designated Persons”:
•All directors and officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the Company;
•Certain key financial and communications employees (designated individuals will be identified and contacted through a separate memorandum);
•Such other persons as may be designated from time to time by the General Counsel; and
•Family Members and Controlled Entities of the above;

9.0 Quarterly Blackout Periods
Designated Persons may not conduct transactions, including gifts that would be prohibited under Section 6.0, for their own or related accounts, involving Company Securities during the following periods (the “Quarterly Blackout Periods”):
•The period beginning:
▪in any of the first, second or third fiscal quarters commencing on the fifteenth day of the third calendar month (i.e., March 15, June 15, September 15) or
▪the period in the fourth quarter commencing on the first day of the third calendar month (i.e., December 1), and

•Ending, in both cases, after the first full trading day after the public disclosure of the financial results for such fiscal quarter or year.

If public disclosure occurs during a trading day before the markets close, then such date of disclosure shall not be considered the first trading day with respect to such public disclosure.

10.0 Pre-Clearance
All Designated Persons must clear purchases or sales in Company Securities with the General Counsel (or his/her designee) before the trade may occur. The General Counsel may designate and provide notice to other key employees who may, from time to time, be subject to the pre-clearance procedures under this Policy.
Designated Persons seeking to pre-clear a trade in Company Securities must notify the General Counsel (or his/her designee) in writing of the desire to conduct a trade at least two (2) business days before the date of the proposed transaction. The General Counsel (or his/her designee) will inform the requesting individual of a decision with respect to the request as soon as possible after considering all the circumstances relevant to his/her determination. The General Counsel (or his/her designee) is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction if inconsistent with this Policy. If the General Counsel (or his/her designee) has not responded to a request for pre-clearance, do not trade in Company Securities. If approved, the transaction must occur with two (2) business days after receipt of approval (so long as the transaction is not during a Blackout Period). If permission is denied, refrain from initiating any transaction in Company Securities, and do not inform any other person of the restriction. Pre-clearance requests will not be granted during a Blackout Period applicable to the Designated Person making the request.
Designated Persons must also clear gifts and other transfers of Company Securities with the General Counsel before the gift or other transfer is made.
Even if approval to trade pursuant to the pre-clearance process is obtained in writing, or pre-clearance is not required for a particular transaction, Designated Persons may not trade in Company Securities if he or she is aware of material, non-public information about the Company.

11.0 Prohibited and Special Transactions
In addition to the other restrictions and prohibitions contained in this Policy, you may not:

•Short Sales: Engage in short sales (selling securities that you do not own, with the intention of buying the securities at a lower price in the future) of Company Securities.
•Publicly Traded Options: Engage in puts, calls or other derivative transactions relating to Company Securities.
•Pledging: Pledge, hypothecate or otherwise encumber shares of Company Securities as collateral for indebtedness. This includes but is not limited to holding such shares in a margin account or any other account that could cause Company Securities to be subject to a margin call or otherwise be available as collateral for a margin loan.

•Hedging: Purchase a financial instrument or enter into any transaction that is designed to hedge, establish downside price protection or otherwise offset declines in the market value of Company Securities, including puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds (excluding broad-based index funds).
•Short-Term Trading: In addition, Designated Persons who are directors and officers (as defined in Rule 16a-1(f)) (“Section 16 Persons”) may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

12.0 Transactions under Company Plans
This Policy does not apply to the following, except as specifically noted:

•Stock Option Exercises: Exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, as this entails selling a portion of the underlying stock to cover the cost of exercise.

•Vesting of Stock Awards and Units: Vesting of restricted stock or restricted stock units (including performance stock units), or the exercise of a tax withholding right pursuant to which a person elected to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any such awards and units. The Policy does apply, however, to any sale of stock received upon vesting or settlement of such awards and units.

•Employee Stock Purchase Plan: Purchases of Company Securities in any employee stock purchase plan resulting from periodic contribution of money to the plan pursuant to the election made at the time of enrollment in the plan. This Policy does apply, however, to sales of stock purchased pursuant to the plan, and may apply to elections to participate in or change participation in the plan if indicated by the Company.

•Transactions with the Company: Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

13.0 Planned Trading Programs
Rule 10b5-1 under the Exchange Act, provides an affirmative defense, under certain conditions, against allegations that an insider traded in the Company’s securities while aware of material, nonpublic information. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a trading plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions, including blackout and pre-clearance requirements.

The Company’s Rule 10b5-1 Trading Plan Transactions Policy attached as Appendix A sets forth the relevant information and procedural requirements for setting up a Rule 10b5-1 Plan. Rule 10b5-1 Plans, including any modification thereto, must be approved by the General Counsel and requests for approval must be submitted at least five (5) days in advance of entry into or modification of the Rule 10b5-1 Plan.

14.0 Post-Termination Transactions
If your service with the Company ends at a time when you are aware of material, non-public information, the applicable provisions of this Policy will continue to apply to you until that information becomes public or is no longer material. Accordingly, certain provisions of this Policy may continue to apply to you after your service ceases, based on the circumstances in effect at the time you separate from the Company.

Consequences of Violation
Insider trading is a serious crime. There are no thresholds or limits on the size of a transaction that will trigger insider trading liability. Insider trading violations are pursued vigorously by the SEC and can be detected using advanced technologies. In the past, relatively small trades have resulted in investigations by regulatory agencies, including the SEC, and lawsuits.
Individuals found liable for insider trading (and tipping) face penalties of up three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million and up to twenty (20) years in jail. In addition to the potential criminal and civil liabilities, in certain circumstances the Company may be able to recover all profits made by an insider who traded illegally plus collect other damages. Furthermore, the Company (and its executive officers and directors) could face penalties the greater of $1 million or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or criminal penalty of up to $25 million.
Without regard to civil or criminal penalties that may be imposed by others, a violation of this Policy and its procedures may lead to disciplinary action, up to and including dismissal from the Company.

Regulation FD Considerations
In addition to the confidentiality obligations set forth above, Regulation FD (Fair Disclosure) prohibits the Company, or Company Personnel that could be viewed as acting on behalf of the Company, from making a selective disclosure of material, non-public information regarding the Company or its securities to investors, analysts or other securities professionals. Regulation FD applies to communications with brokers or dealers and their associated persons, investment advisers, certain institutional investment managers and their associated persons, investment companies, hedge funds and affiliated persons and any shareholder under circumstances in which it is reasonably foreseeable that the person would purchase or sell the Company’s securities on the basis of the information. Any disclosure by the Company of material, non-public information must be made first or simultaneously to the public in a manner that is designed to achieve broad public dissemination and must be made in accordance with the Company’s policies and procedures for releasing material information.

Compliance Procedures
For purposes of ensuring that this Policy is disseminated to all Company Personnel:
•Policy Posting. The current version of this Policy will at all times be posted on the Company’s intranet. You may also request a copy of the current version of this Policy from the General Counsel.
•Training. The Company provides training and refreshers on this Policy and the insider trading rules to appropriate Company Personnel from time to time and you are required to attend all trainings assigned to you.
•Certification. As part of the Company’s compliance procedures, Company Personnel may be required to certify that they have read, understand and agree to comply with this Policy.

Appendix A
Rule 10b5-1 Trading Plan Transactions Policy

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 Plan for transactions in Company Securities (as defined in this Policy) that meets certain conditions specified in that rule. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

The following guidelines apply to all Rule 10b5-1 Plans (unless otherwise approved by the General Counsel):

•For Section 16 Persons, no transaction may take place under a Rule 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the Rule 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1), but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the plan.
•For persons other than Section 16 Persons, no transaction may take place under a Rule 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification (as specified in Rule 10b5-1) of a Rule 10b5-1 Plan.
•Subject to certain limited exceptions specified in Rule 10b5-1, you may not have more than one Rule 10b5-1 Plan in effect at any same time.
•Subject to certain limited exceptions specified in Rule 10b5-1, you may only enter into a Rule 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Plan as a single transaction (a “single-transaction plan”) if you have not entered into a “single-transaction plan” in the prior 12 months.
•You must act in good faith with respect to a Rule 10b5-1 Plan. A Rule 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b5. Therefore, although modifications to an existing Rule 10b5-1 Plan are not prohibited, a Rule 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.

•Section 16 Persons must include a representation in the Rule 10b5-1 Plan that (i) the person is not aware of material, nonpublic information about the Company or Company Securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

For purposes of the above, a modification as specified in Rule 10b5-1 includes any modification of a Rule 10b5-1 Plan that changes the amount, price or timing of the purchase or sale of securities underlying the 10b5-1 Plan.